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                                                                 31, High Point,
                                                                    Pirton Road,
                                                                 Hitchin, Herts,
                                                                        SG5 2BH,
                                                                         England


The Board of Directors,
Life Technologies Inc.,
9800 Medical center Drive,
Rockville,
Maryland 20850,
U.S.A.

3 November, 1998.

Dear Members of the Board,

Following the decision on October 27 of the Dexter members on the LTI Board to disband the Special Committee, apparently in response to our refusal to recommend Dexter's $37 per share offer to the minority public shareholders, I feel I am now unable to fulfill my obligation to these shareholders. This makes my position as an LTI Director untenable, and I must regretfully tender my resignation effective immediately.

I say regretfully sincerely, as I consider LTI to be an outstanding Company with an exceptional management team and tremendous potential. It has been a privilege and a pleasure to serve as a Board member.

A definitive statement regarding the Special Committee's Process is attached, but I would just like to comment that, while I intentionally approached my Special Committee responsibility with no preconceptions as to the fairness of the Dexter offer, the intensive due diligence carried out during the past months has convinced me that LTI has significant value, both in its base business and the R+D Pipeline, which is not reflected in the Dexter Board's current bid.

I am sure you are aware that LTI's present share price reflects (1) the lack of following by significant Wall Street Analysts and (2) the fact that LTI has operated for some years in Dexter's 'shadow' as the majority shareholder.

However, the Special Committee's remit was to examine the underlying value of the Company, not its short-term share price. The Committee and its advisers were genuinely deeply committed to this Process; it has been hard for me to understand Dexter's unwillingness to become involved in the evaluation of what is likely to be its major business in the future and to continually ignore the bases
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                                      - 2 -


for our conclusions. As an example, I believe the detailed development and evaluation of the R+D Pipeline to be of major value to the future direction of LTI.

In its dealings with Dexter's advisers, the Special Committee took Merrill Lynch's questions and comments very seriously as a sign that they were interested in discussing our findings, put significant effort into researching answers, and gave Merrill clear value ranges on several occasions that resulted from our work. The fact that these were discounted without serious discussion or consideration both troubled and mystified me. I was led to conclude from their comments and comparables that the Dexter advisers were less familiar with this complex and sophisticated field of biotechnology than we could have hoped. Certainly three of the main assumptions in their advice to Dexter seemed to indicate this. These were: a less than credible R+D programme in spite of detailed, conservative and fully substantiated presentations by Management, a questionable LTI track record, while its historical performance has been exemplary, and general decline in business markets, of which there is no significant evidence in this specialist area.

Whatever the reasons were for this uncooperative approach with an otherwise constructive process, and for the summary disbanding without discussion of the Special Committee, sadly I feel that the climate created has made it impossible for me to contribute effectively as a Director of LTI. I would therefore respectfully request that this letter with the attached statement be filed as an exhibit to an LTI Form 8-K filed with the SEC. Please direct any questions to my counsel, David Katz of Wachtell, Lipton, Rosen & Katz.

Yours sincerely,



/s/ Iain C. Wylie
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                             JOINT STATEMENT OF THE
       FORMER MEMBERS OF THE SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF
                             LIFE TECHNOLOGIES, INC.

                         ------------------------------


SUMMARY.

              For the reasons described below under "Reasons for the Special Committee's Recommendation," the Special Committee of Independent Directors of Life Technologies, Inc. ("LTI") determined that Dexter Corporation's proposal to purchase all of the shares of LTI that it does not already own at a price of $37 per share in cash would not adequately compensate LTI's public stockholders for the inherent value of their LTI shares. Consequently, the Special Committee was unwilling to recommend that LTI's public stockholders accept Dexter's $37 per share proposal.

BACKGROUND OF THE COMMITTEE'S ACTIVITIES.

              In May 1998, LTI's scheduled share repurchase was suspended by order of Dexter Corporation without notice to the LTI Board. This repurchase program had been the subject of extensive discussion by the LTI Board over many months - in fact, the Chairman of the Board had specifically directed that the share repurchase be pursued expeditiously - but the LTI Board was not informed that the repurchase program was suspended, and no public announcement was ever made.

              On July 7, 1998, Dexter Corporation, which at that time owned approximately 52% of the outstanding shares of common stock of LTI, publicly announced its proposal to acquire the remaining 48% of LTI that it did not already own at a price of $37 per share in cash. As was the case with the canceling of the share repurchase, Dexter made this announcement without advance notice to or consultation with the LTI Board. At a meeting of the LTI Board that day, the LTI Board appointed directors Thomas H. Adams, Frank E. Samuel, Jr., and Iain C. Wylie as a Special Committee of independent directors charged with evaluating and responding to Dexter's proposal on behalf of LTI's public stockholders. Messrs. Adams, Samuel and Wylie were the only independent members of the LTI Board; each of the other directors was either an officer of LTI, or an officer or director of Dexter.(1) In addition, each of Messrs. Adams, Samuel


------------------------
(1) Subsequently, an independent director (who was not a member of the Special Committee) resigned to pursue other opportunities (unrelated to the Dexter proposal), and the Chairman of the Board recommended that another director affiliated with Dexter be appointed to the LTI Board of Directors to replace the resigning director. A replacement director for the resigning director was required in order to keep the LTI Board at the size required by LTI's certificate of incorporation. However, there was no requirement that the replacement director be affiliated with Dexter. Since there was no reason to give Dexter clear control of the LTI Board (i.e., five of nine directors) or to appoint another Dexter- affiliated director in the context of an interested party transaction, the two members of the Special Committee who were present at the relevant meeting voted against electing the new director.
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and Wylie possess significant expertise in the life sciences which all but one of the Dexter representatives do not. The Special Committee engaged Wachtell, Lipton, Rosen & Katz as its counsel and, after interviewing a number of financial advisory firms, engaged Goldman, Sachs & Co. as its financial advisor.

              Shortly thereafter, the Special Committee and its legal and financial advisors commenced their effort to respond to the Dexter proposal. This effort began with an intensive, cooperative effort among the Special Committee, Goldman Sachs and senior management of the Company to analyze and understand the various contributing factors to LTI's inherent value. As has been discussed by the LTI Board from time to time in the past, LTI is a difficult company to value without intensive study for at least two reasons: first, because a significant part of its future success and value is dependent upon the success and value of products that currently are only under development--the so-called "R&D pipeline" -- the details of which are not fully public for competitive and other reasons (although Dexter has been well aware of them for some time); and second, because LTI receives very little analyst coverage from Wall Street, primarily due to Dexter's majority position. Because there is substantial information relating to the value of LTI that has not been made available to the public stockholders, the Special Committee felt a special obligation to evaluate these assets in order to ensure that Dexter not unfairly profit from its inside status at the expense of the public stockholders.

              The Special Committee began by attempting to understand and evaluate the Company's strategic plan, including a highly detailed analysis of the Company's R&D pipeline. In this connection, with the assistance of Goldman Sachs and senior management of the Company, the Special Committee reviewed all of the Company's major assets, including sequencing technologies, transgenics, and the cDNA library, and then analyzed the R&D pipeline on a product-by-product basis in order to understand the success probabilities of each of the products and the implications for LTI, the LTI stockholders, and the financial projections contained in the base strategic plan. Among other things, the analysis indicated that the commercialization of some of the major products in the R&D pipeline could be expected to lead to an expansion of the Company's earnings growth trajectory. The Special Committee and its advisors then thoroughly analyzed LTI's financial projections, including spending a significant amount of time questioning and pressing management on the viability and achievability of the projections reflected in the strategic plan, as well as separately analyzing the R&D pipeline.

              Based on this work, in August and early September Goldman Sachs and the Special Committee broke its valuation analysis into two components: (1) the ongoing operations of the Company, and (2) the R&D pipeline. Application of standard valuation techniques to these two components by Goldman Sachs indicated discounted cash flow value ranges for the ongoing operations and for the R&D pipeline which, when added together, supported values significantly in excess of $37 per share. In the case of the R&D pipeline, Goldman Sachs based its analysis on a product by product probability-of-success analysis, with each probability



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supplied by management. In addition, in its discounted cash flow analyses,
Goldman Sachs applied significantly higher discount rates to the R&D pipeline than it did to the ongoing operations. Consequently, the Special Committee believed, based in part on Goldman Sachs' work, that the results indicated by the R&D pipeline analysis were conservative and not speculative.

              In addition to the discounted cash flow analyses, the Special Committee also considered (i) LTI's recent and historical stock price performance, (ii) LTI's investor base and investment positions, (iii) LTI's historical business and financial performance and prospects, (iv) comparable public company stock values, (v) a review of premiums paid in prior life sciences industry acquisitions, and (vi) a review of premiums paid in prior minority buy-out transactions.

              In September, after more than six weeks of this intensive work by the Special Committee and its legal and financial advisors, the Special Committee informed Dexter that, based on the work done as of that time, the Special Committee had concluded that $37 per share was not an appropriate valuation, and that the Special Committee was not prepared to recommend Dexter's offer to LTI's public stockholders. In particular, the Special Committee told Dexter that the analytical work performed by the Special Committee and its advisors had led it to conclude that Dexter's $37 per share offer appropriately reflected neither the substantial values indicated in the Company's base strategic plan nor the incremental value of the Company's R&D pipeline. The Special Committee chose to engage in private discussions, rather than public negotiations, with Dexter in order to attempt to minimize any potential harm to LTI from the process which Dexter initiated. The Special Committee believed that a public disagreement on the values inherent in LTI's base business as well as its very attractive R&D pipeline would ill serve the constituencies that the Special Committee was charged with protecting.

              The Special Committee also informed Dexter that the Special Committee had been approached by a third party interested in acquiring all of LTI at a price in excess of Dexter's $37 offer. Because Dexter has previously stated that it is not interested in reducing its position in LTI, the Special Committee could not respond to this third-party contact. Nevertheless, the Special Committee found it highly significant that the values indicated in the third party approach exceeded the value Dexter offered even though the third party did not have access to the substantial inside information (including with respect to the R&D pipeline) to which Dexter has had continued access, both through its board representation and in connection with the proposed transaction.

              Based on the work it had done as of that time, the Special Committee believed that the differing valuation approaches applied by Goldman Sachs and by Merrill Lynch, Dexter's financial advisor, together with Merrill Lynch's admitted failure to attribute any meaningful value to the R&D pipeline, accounted for the gap between Dexter and the Special Committee. In particular, the Special Committee believed that both the R&D pipeline and LTI's current product portfolio could be valued objectively, and that once Dexter and Merrill Lynch understood the significance and value of the R&D pipeline and the current product portfolio, a common ground eventually could be found for a transaction that would provide fair value to LTI's public stockholders. Dexter agreed that Merrill Lynch and Goldman Sachs should meet to discuss their respective valuation analyses. To this end, the Special Committee continued its work for an


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additional five weeks and, among other things, (1) instructed Goldman Sachs to meet with Merrill Lynch in order to see if a common approach to valuing LTI could be agreed upon, and (2) arranged meetings among the Special Committee, Goldman Sachs, Merrill Lynch and the Company's senior management to review the R&D pipeline and other components of LTI's strategic plan.

              During one of these meetings in late October, Merrill Lynch raised certain issues concerning several of the important assumptions underlying the analysis performed by the Special Committee and its financial advisor. These issues included (1) the impact of recent economic developments in international markets; (2) the impact of current stock market conditions; (3) whether LTI can maintain market share growth without sacrificing margins; and (4) the Company's ability to successfully commercialize the products in the R&D pipeline. Although the Special Committee had considered each of these issues, the Special Committee asked Goldman Sachs to do additional work and perform additional analyses directly related to these issues, and the Special Committee personally questioned the Company's senior management on these matters (other than issue
(2), with respect to which management was presumed to have no particular expertise). The result of our investigation of these issues was to reinforce rather than to diminish, our view that Dexter's $37 per share offer did not fully reflect the values inherent in LTI. Among other things, the Special Committee determined or was informed by LTI's management:

         - with respect to the impact of recent economic developments: (i) international economic conditions had negatively impacted only Asia and Latin America, which constitute very small parts of LTI's overall business; (ii) the expectation that a weakening dollar relative to European currencies will generate greater income and larger margins for the European region, which represents more than one-third of LTI's business, and the belief that LTI management has positioned LTI to take advantage of this situation; (iii) customer orders have held firm and LTI has a lengthy list of new customers; and (iv) the National Institutes of Health has increased, not decreased its budget;

         - with respect to market share gain: (i) base case growth is projected to be strongest in high margin products; and (ii) LTI plans to continue necessary cost restructuring to maintain margins; and

         - with respect to the Company's ability to successfully commercialize the products in the R&D pipeline: (i) the Company has several recent examples of new products that have been developed and commercialized effectively, including Custom Primers and Platinum Paq, and has had significant success in new product introductions; and (ii) the Company has assigned dedicated experienced teams to its major commercialization efforts, including to the Gateway line and Amplification program.

              In addition, on October 22, 1998, Goldman Sachs presented the Special Committee with an update to its September valuation analysis. Among other things, Goldman Sachs' presentation indicated discounted cash flow value ranges for the ongoing operations and


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for the R&D pipeline that, when added together, indicated a total Company value range of $36.32 to $51.81. Goldman Sachs also noted for the Special Committee that the assumptions used in arriving at the discounted cash flow value range for the R&D pipeline were more conservative than those used in the September presentation and included sensitivity analyses that significantly discounted management's actual expectations. Similarly, the discounted cash flow ranges for the Company as a whole reflected sensitivities to potential softness in market and economic conditions.

              Based on this reaffirmation of its view that $37 per share would not appropriately compensate LTI's public stockholders, the Special Committee instructed Goldman Sachs to convey its responses to the issues raised by Merrill Lynch to Merrill Lynch in the hope that productive discussions leading to a fair transaction could result. Such discussions occurred on October 26, 1998. But prior to that time, K. Grahame Walker, exercising his power as chairman of the Board of LTI, called a special meeting of the Board of Directors of LTI on October 27, 1998. No agenda was provided for this meeting, but Mr. Walker indicated to one member of the Special Committee that he expected to receive an update from the Special Committee.

              At the October 27 Board meeting, the Special Committee informed the Board that Dexter had so far failed to convince the Special Committee that $37 per share is an appropriate valuation and that, based on its work and the information provided by Dexter and the Company, the Special Committee was not prepared to recommend Dexter's offer to LTI's public stockholders. The Special Committee also made clear, however, that it and its advisors stood ready to review any additional information and to consider any revised proposal that Dexter cared to make. Mr. Walker instead demanded that Dr. Adams, the Special Committee's chairman, state a price that the Special Committee would be willing to approve. Dr. Adams declined to do so, and instead reiterated the Special Committee's offer to consider additional information or a new proposal from Dexter. Following Mr. Walker's repeated requests for a specific price the Special Committee would be willing to approve, Dr. Adams informed the Board of the same information that Goldman Sachs had conveyed to Merrill Lynch earlier in the day, namely (i) that the Special Committee saw the logic of a price in the $50+ range per share but believed Dexter would be unwilling to offer such a price, (ii) that the Special Committee was not prepared to recommend the $37 per share price in Dexter's proposal or any price in the $30s, and (iii) that the Special Committee was willing to consider any new proposal. Finding Dr. Adams' response unacceptable, Mr. Walker stated that the Special Committee's usefulness had ended and disclosed that Dexter would announce that it had withdrawn its proposal and that Dexter had decided to proceed directly with a tender offer to LTI's stockholders. He then proposed to the LTI Board that the Special Committee be disbanded. Overruling a direct request from an independent director that the wisdom of such an action be discussed prior to such a vote, the five Dexter representatives on the LTI Board approved the disbanding of the Special Committee, with all three members of the Special Committee voting against disbanding.

REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION.

              The former members of the Special Committee unanimously agree that Dexter Corporation's proposal to purchase all of the shares of LTI that it does not already own at a price of $37 per share in cash would not adequately compensate LTI's public stockholders for the


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inherent value of their LTI shares. Consequently, the Special Committee was unwilling to recommend that LTI's public stockholders accept Dexter's $37 per share proposal.

              In particular, the Special Committee believes that Dexter Corporation has ignored or omitted from its $37 per share value significant components to LTI's long term inherent value and earning power. Foremost among these is the value of the products in LTI's R&D pipeline that have not yet been commercialized. Even using conservative assumptions and probability discounts to account for the probabilities of success associated with these products, the Special Committee determined that the R&D pipeline has significant value that LTI's public stockholders are entitled to be compensated for and that are not reflected in Dexter's $37 per share offer.

              In addition to the foregoing, in reaching its conclusions, the former members of the Special Committee considered the following material factors:

              (i) the Special Committee's expectation of LTI's operating and financial performance on a "status quo" (no change in Dexter ownership) basis, taking into account, among other things:

                     - historical information concerning the business, operations, financial condition and operating results of LTI; and

                     - certain projections provided by LTI management concerning the prospects and financial and operating performance of LTI;

              (ii) certain stock market and related financial indicators, including:

                     - the recent and historical trading prices and market multiples of LTI common stock;

                     -   LTI's investor base and investment positions;

                     -   comparable public company stock values;

                     - a review of premiums paid in prior life sciences industry acquisitions; and

                     - a review of premiums paid in prior minority buy-out transactions;

              (iii) the multiple presentations by senior management of LTI concerning the products under development in LTI's R&D pipeline, including management's product by product assessment of the potential revenue associated with each such product and the probability of success or failure of each such product, and Goldman Sachs' comprehensive analysis of the R&D pipeline information provided by management, including the application of appropriate probability discounts and the presentation of informative probability and sensitivity analyses;


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              (iv)   the fact that each of the members of the Special Committee has significant expertise and professional experience in the life sciences, whereas all but one of the Dexter-affiliated directors do not;

              (v) the fact that the details of the R&D pipeline had not been made fully public (for competitive and other reasons) and therefore was not fully reflected in LTI's stock price, together with the fact that Dexter, unlike the public stockholders, had had access to such information for some time;

              (vi) the fact that, because a significant part of the value of LTI is in its R&D pipeline, the details of which are not fully public, and because LTI receives very little analyst coverage from Wall Street due to Dexter's majority position, mere application of a premium to current trading prices would not be a sufficient approach to valuing LTI, and that intensive, rigorous study -- of the type performed by the Special Committee with the assistance of Goldman Sachs -- would be required;

              (vii) the bullet points following the tenth paragraph above under "Background of the Committee's Activities";

              (viii) the unsolicited views of certain significant LTI stockholders who believed that $37 per share was not a fair price and that a higher price was required to properly compensate the LTI public stockholders.

              In view of the variety of factors and the amount of information considered, the former members of the Special Committee did not find it practicable to and did not make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors as a whole.

  /s/Thomas H. Adams           /s/Frank E. Samuel, Jr.         /s/Iain C. Wylie
-----------------------       -------------------------       ------------------
Thomas H. Adams, Ph.D.,         Frank E. Samuel, Jr.             Iain C. Wylie
       Chairman




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